DUFF & PHELPS

Confidential

May 11, 2012

Special Committee of Independent Directors
Pansoft Company Limited
3rd Floor Qilu Software Park Building 1766 Xinluo Avenue Jinan Hi-tech Zone
Jinan, Shandong Province 250101, People's Republic of China

Ladies and Gentlemen:

Pansoft Company Limited (the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to the Special Committee of the Board of Directors (the "Special Committee") of the Company (solely in its capacity as such) and to provide an opinion (the "Opinion") as of the date hereof as to the fairness, from a financial point of view, to the holders of ordinary shares, par value US $0.0059 per share, of the Company (individually, a "Share" and collectively, the "Shares"), other than holders of the Excluded Shares (defined below), of the per share consideration to be received by such holders in the contemplated transaction described below (the "Proposed Transaction") (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

The Proposed Transaction involves a merger of a company formed for purposes of the Proposed Transaction (the "Merger Sub"), a wholly owned subsidiary of an entity formed by the Timesway Group Limited ("Timesway"), with and into the Company, with the Company continuing as the surviving corporation on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, by and among the Company, Merger Sub and Timesway (the "Merger Agreement"). In connection with the Proposed Transaction, (a) Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Timesway, (b) each issued and outstanding Share (other than the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to $4.15 per Share without interest (the "Per Share Consideration"). For purposes of this Opinion, "Excluded Shares" shall mean Shares issued and outstanding that are beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by (i) Timesway, Merger Sub or the Company as treasury shares (if applicable) or (ii) any direct or indirect wholly owned Subsidiary of the Company, or (iii) holders who have validly exercised and not effectively withdrawn or lost their appraisal rights. The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement.

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Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1. Reviewed the following documents:

    a. The Company's annual reports and audited financial statements on Form 20-F, as amended, filed with the Securities and Exchange Commission ("SEC") for the year ended June 30, 2011, the Company's unaudited interim financial statements for the six months ended December 31, 2011 included in the Company's Form 6-K filed with the SEC;

    b. A detailed financial projections model, prepared by and provided to us by management of the Company, upon which we have relied in performing our analysis (the "Management Projections");

    c. Other internal documents relating to the history, current operations, and probable future outlook of the Company, which management of the Company provided to us;

    d. A letter dated May 11, 2012 from the management of the Company which made certain representations as to historical financial statements and the Management Projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company on a post-transaction basis; and

    e. A draft of the Merger Agreement dated as of May 11, 2012;

2. Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3. Discussed with the management of the Company a schedule of estimated projected public company legal and audit costs contained in the Management Projections for fiscal years 2012-2016, which Duff & Phelps excluded from the Management Projections in performing its analysis;

4. Discussed with the management of the Company and their legal advisors the Company's corporate structure and potential regulatory and legal impediments to making certain cash distributions to the Company's shareholders;

5. Reviewed the historical trading price and trading volume of the Company's common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

6. Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and an analysis of premiums paid in selected transactions that Duff & Phelps deemed relevant; and

7. Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Summary of Valuation Methodologies Considered

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps considered a variety of financial and comparative analyses including those described below. This summary of Duff & Phelps' analyses is not a complete description of the analyses underlying the Opinion. Nevertheless, set forth below is a brief summary of certain of the financial analyses that were performed by Duff & Phelps in connection with this Opinion.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis for the Company utilising and relying upon the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the present value of estimated future cash flows of the asset. Present value refers to the current value of estimated future cash flows or amounts and is obtained by discounting those estimated future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Selected Public Companies / Selected M&A Transactions Analysis

Duff & Phelps analyzed publicly traded companies that it considered to be reasonably similar to the Company in terms of investment risks and attributes, as well as products and services provided. In this analysis, Duff & Phelps reviewed valuation multiples and financial performance ratios for the selected public companies. Duff & Phelps selected multiples of latest-twelve-months ("LTM") revenue, LTM earnings before interest taxes and depreciation and amortization expense ("EBITDA") and LTM earnings per share ("EPS"), and applied these multiples to the respective performance metrics for the Company.

Duff & Phelps also reviewed the financial terms, to the extent available, of proposed, pending or completed mergers and acquisition transactions involving companies in the industries in which the Company operates. Duff & Phelps calculated various financial multiples based on certain publicly available information for each of the selected transactions.

Based on our review of publicly available information, none of the companies utilized for comparative purposes in the Selected Public Companies / Selected M&A Transactions Analysis are directly comparable to the Company, and none of the transactions utilized for comparative purposes are directly comparable to the Proposed Transaction. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Proposed Transaction cannot rely solely upon a quantitative review of the selected companies and selected transactions, and such an analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. For example, the Company is not directly comparable to the Selected Public Companies and target companies in the Selected M&A Transactions Analysis given certain characteristics including the Company's small size, its geographic concentration in mainland China, significant customer concentration, limited industry focus, recent investments in non-core or start-up business lines, and recent performance declines. Therefore, the Selected Public Companies / Selected M&A Transactions Analysis is subject to certain limitations.

Historical Stock Price Analysis
Duff & Phelps performed a historical stock price review. This analysis reviewed the historical trading prices and trading volume for the Company's common stock over the 52-week period prior to the date of this Opinion.

Premiums Analysis
Duff & Phelps performed a premiums analysis. To calculate a premium, the analysis considers the price paid per share of the target company's stock as compared to the trading price on a specific date prior to the announcement of the transaction (i.e. 1 day, 7 days, 30 days, and 60 days prior to announcement). Duff & Phelps reviewed the premiums paid in public company change of control transactions announced after March 2009 where the target company was a publicly traded Chinese company, a US-listed Chinese company, and/or a publicly traded company operating in the applications software industry, and compared the premiums paid to the premiums implied by the $4.15 Per Share Consideration to be received by the holders of the Shares (other than holders of the Excluded Shares) as compared to the trading prices of the Company's common stock on a specific dates prior to the announcement of the transaction.

Financial Buyer Returns Analysis

Duff & Phelps performed a financial buyer returns analysis for the Company. This analysis estimates a range of value for the Company based on purchase multiples that would allow a hypothetical equity investor, also known as a financial buyer, to realise target annualised returns over a specific holding period.

Liquidation / Net Asset Approach

Duff & Phelps performed a liquidation (or "net asset") analysis for the Company. This approach, using the net book value of the Company's assets as of 12/31/2011, estimates the value for the Company under a liquidation premise of value. The assumption is made that the assets will be realised by either outright sale or by normal and customary collection, the liabilities will be settled, and that whatever is left over, if anything, is due to the equity holders.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company's consent:

1. Relied upon and assumed the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including from Company management, and did not independently verify such information;

2. Relied upon the fact that the Board of Directors, the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by all applicable laws and regulations to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3. Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same and we have relied upon such matters in performing our analysis;

4. Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

5. Assumed that the representations and warranties made by the Company in the Merger Agreement are true and correct;

6. Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7. Assumed that there has been no material change in the assets, financial condition, business, results of operations, cash flows or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps and there is no information or facts that would make any of the information received by us incomplete or misleading;

8. Assumed that all of the conditions required to implement the Proposed Transaction would be satisfied and that the Proposed Transaction would be completed in accordance with the Merger Agreement, without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects will all applicable international, federal and state statutes, rules and regulations; and

9. Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction would be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

The Special Committee directed Duff & Phelps not to consider, nor take into consideration in our analysis, any other proposals, including the preliminary indication of interest from Winn Holdings, LLC that was contained in a letter dated April 5, 2012 (and related communications).

Duff & Phelps is not expressing any opinion as to the market price or value of the Shares (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company's credit worthiness, as tax advice, or as accounting advice.

Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, relative to the Per Share Consideration to be received by such holders in the Proposed Transaction, or with respect to the fairness of any such compensation. In addition, this Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (excluding the Excluded Shares).

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee or any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the Per Share Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated February 2, 2012 (the "Engagement Letter"). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon either the conclusion expressed

in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps' fee is payable upon Duff & Phelps' stating to the Special Committee that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. In addition, the Company has agreed to reimburse certain of our expenses (subject to a cap) and indemnify us for certain liabilities arising out of our engagement.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the $4.15 cash Per Share Consideration to be received by the holders of the Shares (other than holders of the Excluded Shares) in the Proposed Transaction is fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares other than in their capacity as a holder of Shares). The $4.15 cash Per Share Consideration represents a 106.0% premium to the one day pre-announcement price of $2.01 per share and implies valuation multiples for the Company of 0.66x LTM sales, 10.2x LTM EBITDA, and 98.7x LTM earnings per share.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

Duff & Phelps, LLC